HSBC Finance Corporation
26525 North Riverwood Blvd.
Suite 100
Mettawa, IL 60045

February 23, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC Finance Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on February 23, 2015. The disclosure is included in the Annual Report on Form 10-K in Item 9B under the heading “Other Information.”

Respectfully submitted,

/s/ Michael A. Reeves

Michael A. Reeves
Executive Vice President and Chief Financial Officer
HSBC Finance Corporation